UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Vulcan Materials Corporation

(Name of Issuer)

Common Stock, $1.00 par value per share

(Title of Class of Securities)

92916010

(CUSIP Number)

Gerald Ratner

Gould & Ratner

222 North LaSalle Street, Suite 800

Chicago, IL 60601

(312) 236-3003

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 12, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

Check the following box if a fee is being paid with this statement [ ].

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.      92916010        13D      Page      2           of          12         Pages

1          NAME(S) OF REPORTING PERSON(S)
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Longview Management Group, LLC
I.R.S. Identification No.: 36-4245844

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) [ ]

(b)        [X]

3          SEC USE ONLY

4          SOURCE OF FUNDS

            OO

5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS

            IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

            [ ]

6          CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

7 SOLE VOTING POWER: 0

8 SHARED VOTING POWER: 5,636,853

9 SOLE DISPOSITIVE POWER: 0

10 SHARED DISPOSITIVE POWER: 5,636,853

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 5,636,853

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

            [ ]

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 5.54%

14        TYPE OF REPORTING PERSON: IA

CUSIP No.      92916010         13D      Page      3           of          12         Pages

1          NAME(S) OF REPORTING PERSON(S)
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

James A. Star

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) [ ]

(b)        [X]

3          SEC USE ONLY

4          SOURCE OF FUNDS

            OO

5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS

            IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

            [ ]

6          CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:

7 SOLE VOTING POWER: 0

8 SHARED VOTING POWER: 5,636,853

9 SOLE DISPOSITIVE POWER: 0

10 SHARED DISPOSITIVE POWER: 5,636,853

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 5,636,853

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

            [ ]

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 5.54%

14        TYPE OF REPORTING PERSON: IN

CUSIP No.      92916010         13D      Page      7           of          12         Pages

1          NAME(S) OF REPORTING PERSON(S)
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

William H. Crown

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) [ ]

(b) [X]

3          SEC USE ONLY

4          SOURCE OF FUNDS

            OO

5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS

            IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

            [ ]

6          CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:

7 SOLE VOTING POWER: 0

8 SHARED VOTING POWER: 5,734,127

9 SOLE DISPOSITIVE POWER: 0

10 SHARED DISPOSITIVE POWER: 5,734,127

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 5,734,127

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

            [ ]

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 5.48%

14        TYPE OF REPORTING PERSON: IN

CUSIP No.      92916010         13D      Page      8           of          12         Pages

1          NAME(S) OF REPORTING PERSON(S)
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Geoffrey F. Grossman

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) [ ]

(b) [X]

3          SEC USE ONLY

4          SOURCE OF FUNDS

            OO

5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS

            IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

            [ ]

6          CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:

7 SOLE VOTING POWER: 0

8 SHARED VOTING POWER: 5,636,853

9 SOLE DISPOSITIVE POWER: 0

10 SHARED DISPOSITIVE POWER: 5,636,853

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 5,636,853

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

            [ ]

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 5.54%

14        TYPE OF REPORTING PERSON: IN

The Reporting Persons (as defined below) listed on the cover pages to this Schedule 13D hereby make the following Statement pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended and the rules and regulations promulgated thereunder.   This Statement is an amendment of the Schedule 13D filed on December 10, 1986, as amended by Amendment No. 1, filed July 2, 1999 (the “Original Schedule 13D”).

Unless otherwise defined herein, all capitalized terms used herein shall have the meanings given to them in the Original Schedule 13D. Except as amended hereby, the information set forth in the Original Schedule 13D remain true, complete, and correct.

ITEM 2.           Identity and Background

            Item 2 is hereby amended to read as follows:

This statement is being filed on behalf of: ( i) Longview Management Group, LLC (“Longview”), (ii) James A. Star ("Mr. Star"), (iii) William H. Crown (“Mr. W. Crown”), and (iv) Geoffrey F. Grossman (“Mr. Grossman” and, together with Longview, Mr. Star, and Mr. W. Crown (the "Reporting Persons”).

            Longview is engaged primarily in the investment advisory business. The principal place of business and principal offices of Longview are located at 222 N. LaSalle Street, Suite 2000, Chicago, Illinois 60601. Longview manages investment accounts for clients which include Mr. Star and affiliated and associated persons and entities. Certain clients of Longview hold shares of Common Stock. Longview has voting and dispositive power over the Common Stock held in these accounts and, accordingly, is deemed to be the beneficial owner for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), of the Common Stock in such accounts .. Except for such deemed beneficial ownership, or as otherwise described in this statement, Longview does not own any Common Stock or other securities of the Issuer.

            The executive officers of Longview are certain of the Reporting Persons and James B. Biegel, Vice President of Administration of Longview.

            Mr. Star is Vice President of Henry Crown and Company, a company with diversified investments ("HCC"), and President of Longview.  Mr. Star and HCC maintain their principal place of business and principal offices at 222 N. LaSalle Street, Suite 2000, Chicago, Illinois 60601.  In his capacity as President, Mr. Star is deemed to be the beneficial owner for the purposes of Section 13(d) of the 1934 Act of the Common Stock reported herein.   By the terms of its organic documents, no other officer, member, or employee of Longview may vote or direct the disposition of securities for which Longview provides investment advisory services.

            With respect to the other Reporting Persons, Mr. W. Crown is the President of CC Industries, Inc., a division of HCC; and Mr. Grossman is a Partner of Seyfarth & Shaw, a Chicago, Illinois law firm.

            During the last five years, none of the Reporting Persons nor any executive officer of Longview has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). During the last five years, none of the Reporting Persons nor any executive officer of Longview has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order ( i) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) finding a violation with respect to such laws.

The address of each Reporting Person, other than Mr. Grossman, is 222 N. LaSalle Street, Suite 2000, Chicago, Illinois 60601 .. Mr. Grossman's address is 111 E. Wacker Drive, Suite 2800, Chicago, Illinois 60601. The address of each executive officer of Longview is 222 N. LaSalle Street, Suite 2000, Chicago, Illinois 60601.

            Each natural person listed as a Reporting Person and each officer of Longview is a citizen of the United States of America. Longview is a limited liability company formed under the laws of the State of Delaware.

ITEM 5.           Interest in Securities of the Issuer

            Items 5(a), 5(b), and 5(c) are hereby amended to read as follows:

(a) - (b) (i) By virtue of its management of client accounts, including accounts held for the benefit of certain of the Reporting Persons and Reporting Person Family Entities, as of January 12, 2004, Longview may be deemed to beneficially own 5,636,853 shares of Common Stock, representing approximately 5.54% of the outstanding shares of Common Stock, calculated in accordance with Rule 13d-3 under the Exchange Act (based on 101,699,181 shares of Common Stock issued and outstanding as of September 30, 2003, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2003).   Longview shares the power to vote and dispose of the 5,636,853 shares of Common Stock which it may be deemed to beneficially own.

(ii) Mr. Star may be deemed to beneficially own an aggregate of 5,636,853 shares of Common Stock as of January 12, 2004, representing in the aggregate approximately 5.54% of the outstanding shares of Common Stock as of such date, calculated in accordance with Rule 13d-3 under the Exchange Act.  Mr. Star's wife and trusts for the benefit of Mr. Star's wife and children are a general partner or limited partner of certain partnerships which own shares of Common Stock that are managed by Longview, all of which shares are reported hereunder as being beneficially owned by Longview and Mr. Star.   Mr. Star shares the power to vote and dispose of the 5,636,853 shares of Common Stock which he may be deemed to beneficially own.  Mr. Star disclaims beneficial ownership of the shares of Common Stock reported hereunder.

(iii) Mr. W. Crown may be deemed to beneficially own 5,734,127 shares of Common Stock as of January 12, 2004, representing approximately 5.48% of the outstanding shares of Common Stock as of such date, calculated in accordance with Rule 13d-3 under the Exchange Act, by virtue of his status as co-trustee of a trust, officer of a corporation which is a general partner of a partnership, and general partner of certain partnerships which own shares of Common Stock that are managed by Longview.  Mr. W. Crown shares the power to vote and dispose of the 5,734,127 shares of Common Stock which he may be deemed to beneficially own.   Mr. W. Crown disclaims beneficial ownership of the shares of Common Stock he is indirectly deemed to own in excess of his pecuniary interest in the entities which own such shares.

(vi) Mr. Grossman, not individually but solely as trustee of The Edward Memorial Trust, may be deemed to beneficially own 5,636,853 shares of Common Stock as of January 12, 2004 representing approximately 5.54% of the outstanding shares of Common Stock as of such date, calculated in accordance with Rule 13d-3 under the Exchange Act, by virtue of his status as trustee of The Edward Memorial Trust, the managing member of Longview.  Mr. Grossman, not individually but as trustee of The Edward Memorial Trust, shares the power to vote and dispose of the 5,636,853 shares of Common Stock which he may be deemed to beneficially own.  Mr. Grossman is also trustee of certain other trusts which may be deemed to beneficially own and share the power to vote certain of the 5,636,853 shares of Common Stock.   Mr. Grossman has no pecuniary interest in any of the shares he may be deemed to beneficially own.   Mr. Grossman disclaims beneficial ownership of all of the shares reported hereunder.

(c) The following dispositions of shares of Common Stock which are deemed to be beneficially owned by the Reporting Persons occurred during the past sixty days in the public market:

(i) 64,5000 shares at $48.0528 per share on December 15, 2003;

(ii) 200,000 shares at $47.3556 per share on December 18, 2003;

(iii) 16,100 shares at $47.9255 per share on December 19, 2003;

(iv) 80,000 shares at $48.0976 per share on December 22, 2003;

(v) 67,900 shares at $48.2250 per share on December 23, 2003;

(vi) 42,800 shares at $48.0850 per share on December 24, 2003;

(vii) 23,400 shares at $48.2821 per share on December 26, 2003;

(viii) 98,500 shares at $48.3081 per share on December 29, 2003;

(ix) 2,900 shares at $48.2821 per share on December 30, 2003;

(x) 300,000 shares at $50.0518 per share on January 5, 2004;

(xi) 91,800 shares at $49.8876 per share on January 6, 2004;

(xii) 78,200 shares at $49.6476 per share on January 7, 2004;

(xiii) 28,688 shares at $49.3805 per share on January 8, 2004;

(xiv) 16,206 shares at $49.3555 per share on January 9, 2004; and

(xv) 158,706 shares at $49.5682 per share on January 12, 2004.

Also, on December 9, 2003, 13,600 shares of Common Stock were redeemed from a partnership whose shares of Common Stock are deemed to be beneficially owed by the Reporting Persons at a price equal to $47.23 by a trust of which Mr. Grossman is the trustee and whose shares of Common Stock are not deemed to be beneficially owned by any of the Reporting Persons except Mr. Grossman.  These shares were subsequently liquidated by the trust on December 29, 2003, to a person whose shares of Common Stock are not deemed to be beneficially owned by Mr. Grossman or any of the Reporting Persons .

On December 11, 2003, a person whose shares of Common Stock are deemed to be beneficially owned by all of the Reporting Persons except Mr. W. Crown contributed 37,200 shares of Common Stock to an entity whose shares of Common Stock are deemed to be beneficially owned by all of the Reporting Persons, including Mr. W. Crown.

Certain persons whose shares of Common Stock are deemed to be beneficially owned by all of the Reporting Persons except Mr. W. Crown sold 96,212 shares at $49.3805 per share on January 8, 2004, 55,694 shares at $49.3555 per share on January 9, 2004, and 17,794 shares at $49.5682, in the public market.

ITEM 7.           Material to be Filed as Exhibits

A Joint Filing Agreement, dated as of January 12, 2004, by and among the Reporting Persons is attached hereto.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

            Longview Management Group, LLC

            By: __________________________________

                        James A. Star, President

                        ______________________________________

                        James A. Star

                        ______________________________________

                        William H. Crown

                        ______________________________________

                        Geoffrey F. Grossman, not individually but solely as trustee of the Edward Memorial Trust

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned does hereby consent and agree to the joint filing on behalf of each of them of a Statement on Schedule 13D and all amendments thereto with respect to the Common Stock, par value $1.00 per share, beneficially owned by each of them, and to the inclusion of this Joint Filing Agreement as an exhibit thereto.

January 12, 2004

            Longview Management Group, LLC

            By: __________________________________

                        James A. Star, President

                        ______________________________________

                        James A. Star

                        ______________________________________

                        William H. Crown

                        ______________________________________

                        Geoffrey F. Grossman, not individually but solely as trustee of the Edward Memorial Trust